GENCO RESOURCES LTD.
Interim Consolidated Financial Statements
September 30, 2010 and 2009
(Unaudited)

999 West Hastings, Suite 525, Vancouver, BC, Canada, V6C 2W2
(T) 604.682.2205 (F) 604.682.2235 (W) www.gencoresources.com
TSX: GGC

NOTICE OF NO REVIEW BY AUDITOR

In accordance with National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators WE HEREBY GIVE NOTICE THAT our financial statements for the interim period ended September 30, 2010, which follow this notice, have not been reviewed by an auditor.

GENCO RESOURCES LTD.
Interim Consolidated Balance Sheets
(Expressed in Canadian dollars - unaudited)

	September 30	December 31
	2010	2009
	$	$
Assets
Current assets
Cash	1,668,460	625,171
Accounts receivable	114,158	357,021
Current portion of note receivable (Note 6)	2,566,201	2,566,201
Inventory (Note 7)	1,159,406	231,207
Prepaid expenses and deposits	29,580	137,244
	5,537,805	3,916,844

Mineral property interests (Note 8)	48,493	48,493
Property, plant, and equipment (Note 9)	32,783,728	33,089,661

	38,370,026	37,054,998

Liabilities
Current liabilities
Accounts payable and accrued liabilities	2,275,131	2,602,117
Current portion of deferred gain on sale of marketable securities (Note 6)	1,640,524	1,418,501
Current portion of long term debt (Note 10)	494,291	516,937
	4,409,946	4,537,555

Long term debt (Note 10)	-	516,936
Asset retirement obligation (Note 11)	115,368	105,740
Future income tax	5,930,967	5,943,309

	10,456,281	11,103,540
Shareholders' equity
Liabilities to be settled with shares (Note 12)	39,505	-
Share capital (Note 12)	56,508,287	52,273,254
Contributed surplus (Note 12)	12,938,691	11,849,261
Deficit	(41,572,738)	(38,171,057)
	27,913,745	25,951,458

	38,370,026	37,054,998

Nature of operations (Note 1), contingencies and commitments (Note 18) and subsequent events (Note 19)

See accompanying notes to the interim consolidated financial statements.

GENCO RESOURCES LTD.
Interim Consolidated Statements of Loss, Comprehensive Loss and Deficit
(Expressed in Canadian dollars - unaudited)

	Three Months	Three Months	Nine Months	Nine Months
	September 30	September 30	September 30	September 30
	2010	2009	2010	2009
	$	$	$	$

Sales	312,647	-	560,480	-
Cost of sales	670,459	-	1,507,488	-
Gross loss	(357,812)	-	(947,008)	-

Operating expenses (recoveries)
Administration	998,260	558,153	2,403,849	1,727,172
Mine overhead	-	1,074,007	905,503	1,497,257
Expense recoveries	-	(17,271)	-	(587,872)
Stock-based compensation (Note 12a)	131,281	28,645	361,996	(39,493)
	1,129,541	1,643,534	3,671,348	2,597,064

Operating loss	(1,487,353)	(1,643,534)	(4,618,356)	(2,597,064)

Other income (expense)
Accretion on long term debt (Note 10)	(9,231)	(22,116)	(46,555)	(77,765)
Fair value loss on bonuses	-	-	-	(79,162)
Gain on marketable securities (Note 6)	-	-	-	2,015,364
Loss on settlement of litigation (Note 6)	-	-	-	(360,000)
Recovery of note receivable (Note 6)	1,078,097	-	1,078,097	-
Gain on sale of property, plant and equipment	-	-	-	115,981
Interest and other income	42,620	65,445	172,791	135,924
	1,111,486	43,329	1,204,333	1,750,342

Net loss before tax	(375,867)	(1,600,205)	(3,414,023)	(846,722)

Income tax expense (recovery)
Current	-	5,485	-	5,485
Future	(21,018)	(117,816)	(12,342)	(160,251)
	(21,018)	(112,331)	(12,342)	(154,766)

Net loss and comprehensive loss	(354,849)	(1,487,874)	(3,401,681)	(691,956)
Deficit, beginning	(41,217,889)	(22,065,950)	(38,171,057)	(22,861,868)

Deficit, ending	(41,572,738)	(23,553,824)	(41,572,738)	(23,553,824)

Loss per share - basic and fully diluted	0.00	(0.02)	(0.04)	(0.01)

Weighted average number of common shares outstanding	91,035,443	64,670,963	87,978,153	53,519,779

See accompanying notes to the interim consolidated financial statements.

GENCO RESOURCES LTD.
Interim Consolidated Statements of Cash Flows
(Expressed in Canadian dollars - unaudited)

	Three Months	Three Months	Nine Months	Nine Months
	September 30	September 30	September 30	September 30
	2010	2009	2010	2009
	$	$	$	$
Cash provided by (used for) operating activities
Net loss	(354,849)	(1,487,874)	(3,401,681)	(691,956)
Adjustments for non-cash items:
Accretion on long term debt	9,231	22,116	46,555	77,765
Amortization and accretion	146,436	155,289	480,752	514,246
Non-cash bonuses and fair value loss on bonuses	39,505	-	217,626	79,162
Gain on marketable securities (Note 6)	-	-	-	(2,015,364)
Loss on settlement of litigation (Note 6)	-	-	-	360,000
Future income tax	(21,018)	(117,816)	(12,342)	(160,251)
Recovery of note receivable (Note 6)	(1,078,097)	-	(1,078,097)	-
Gain on sale of property, plant and equipment	-	-	-	(115,981)
Expense recoveries	-	(17,271)	-	(587,872)
Stock-based compensation (Note 12a)	131,281	28,645	361,996	(39,493)
	(1,127,511)	(1,416,911)	(3,385,191)	(2,579,744)
Changes in non-cash working capital (Note 13)	(9,375)	220,284	(904,658)	(2,779,459)
	(1,136,886)	(1,196,627)	(4,289,849)	(5,359,203)

Cash provided by (used for) investing activities
Mineral properties	-	(809)	-	(809)
Note receivable	1,300,000	-	1,300,000	-
Purchase of property, plant, and equipment	(107,012)	(147,964)	(167,777)	(242,287)
Sale of property, plant, and equipment	-	-	-	1,834,645
	1,192,988	(148,773)	1,132,223	1,591,549

Cash provided by (used for) financing activities
Long term debt principal repayments	-	(20,598)	-	(285,271)
Subscriptions for common shares	-	1,062,002	-	1,062,002
Shares issued for cash (less costs)	-	(4,375)	4,267,261	4,060,485
	-	1,037,029	4,267,261	4,837,216

Increase (decrease) in cash during the period	56,102	(308,371)	1,109,635	1,069,562
Effect of changes in foreign exchange rates	(16,052)	185,432	(66,346)	22,828
Cash, beginning	1,628,410	1,668,331	625,171	453,002

Cash, ending	1,668,460	1,545,392	1,668,460	1,545,392

Supplementary cash flow information (Note 14)

See accompanying notes to the interim consolidated financial statements.

GENCO RESOURCES LTD.
Notes to the Interim Consolidated Financial Statements
September 30, 2010
(Expressed in Canadian dollars - unaudited)

1.	Nature of Operations

Genco Resources Ltd. (“Company” or “Genco”) was incorporated under the laws of the Province of British Columbia on February 28, 1980 as Senlac Oil & Gas Ltd. The Company changed its name to Rule Resources Ltd. on June 13, 1980, to Globe Resources Inc. on March 9, 1990, and to Genco Resources Ltd. on March 30, 1998.

On August 1, 2003, the Company acquired all of the issued and outstanding shares of La Guitarra Compania Minera S.A. de C.V. (“La Guitarra”). The purchase price for the acquisition was US$5,000,000 with consideration being a combination of the issuance of shares and debt. Under the purchase agreement and as part of the consideration, Genco issued 1,380,315 shares valued at $1.02 per share to the vendor to satisfy US$1,000,000 of the purchase price. Genco agreed to pay the balance of US$4,000,000 by payments of US$500,000, payable in cash or shares at the Company’s option, on each of the first through eighth anniversaries of the closing date. On September 22, 2004 the Company issued 790,427 shares valued at $0.82 for the first instalment payment to the vendor. On September 1, 2005, September 1, 2006, and August 16, 2007, the Company made the second, third, and fourth instalment payments of US$500,000 each in cash. The Company issued 472,781 shares valued at $1.12 for the fifth instalment on October 15, 2008, 1,747,045 shares valued at $0.31 for the sixth instalment on August 31, 2009 and 2,007,594 shares values at $0.26 for the seventh instalment payment on September 20, 2010 to the vendor. La Guitarra is a wholly owned subsidiary incorporated under the laws of Mexico.

The Company is engaged in silver and gold mining and related activities including exploration, extraction, processing and reclamation. The Company has mining operations in Mexico and owns exploration projects in the United States and Canada.

Going Concern

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

Several adverse conditions cast doubt on the validity of this assumption. During the nine month period ended September 30, 2010 and the year ended December 31, 2009, the Company experienced operating losses and negative operating cash flows which were primarily funded by the issuance of share capital.

The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to achieve profitable operations in the future. Although the Company has identified reserves and resources in Mexico, there is no assurance the Company will be able to profitably develop and mine these reserves with the current scale of operations. The Company will have to raise additional funds for future corporate and administrative expenses and to undertake further development of its mineral properties. While the Company has been successful in the past at raising funds, there can be no assurance that it will be able to do so in the future.

	September 30	December 31
	2010	2009
	$	$

Deficit	(41,572,738)	(38,171,057)
Working capital (deficit)	1,127,859	(620,711)

GENCO RESOURCES LTD.
Notes to the Interim Consolidated Financial Statements
September 30, 2010
(Expressed in Canadian dollars - unaudited)

2.	Significant Accounting Policies

The unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted (“GAAP”) in Canada and follow the same accounting policies and methods consistent with those used in preparation of the most recent annual audited consolidated financial statements except as noted below. The interim unaudited consolidated financial statements do not include all information and note disclosures required by Canadian GAAP for annual financial statements, and therefore should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended December 31, 2009.

3.	Adoption of New Accounting Policies

The CICA issued Handbook Sections 1582 – Business Combinations, 1601 – Consolidated Financial Statements, and 1602 – Non-Controlling Interests. Section 1582 replaces Section 1581 – Business Combinations and establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Sections 1601 and 1602 replace Section 1600 – Consolidated Financial Statements. Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination. These standards are effective January 1, 2011. The Company has early adopted these policies and concluded that there is no material impact to the interim consolidated financial statements.

4.	Financial Instruments

The Company’s financial instruments consist of cash, accounts receivable, notes receivable, accounts payable, accrued liabilities and long term debt. The fair values of the financial instruments other than notes receivable and long term debt approximate their carrying values, unless otherwise noted due to their short term nature. It is management’s opinion that the Company is exposed to significant currency, credit, liquidity, or price risks as follows:

	a)	Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Mexico, its revenues are generated in United States (“US”) dollars and its cost of sales are incurred in Mexican pesos. A significant change in the currency exchange rates between the Canadian dollar relative to the US dollar and the Mexican peso would have an effect on the Company’s results from operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations. As at September 30, 2010, the Company is exposed to currency risk through the following assets and liabilities denominated in US dollars and Mexican pesos:

	US Dollars	Mexican Pesos

Cash	231,931	2,002,638
Accounts receivable	—	660,535
Accounts payable and accrued liabilities	(365,116)	(13,140,478)
Long term debt	(480,173)	—
Asset retirement obligations	—	(1,400,183)
Future income tax	—	(71,982,366)

GENCO RESOURCES LTD.
Notes to the Interim Consolidated Financial Statements
September 30, 2010
(Expressed in Canadian dollars - unaudited)

4.	Financial Instruments (Continued)

Based on the above net exposures as at September 30, 2010, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in a decrease/increase of $63,139 in the Company’s net earnings. Likewise, a 10% depreciation or appreciation of the Canadian dollar against the Mexican peso would result in a decrease/increase of $690,961 in the Company’s net earnings.

	b)	Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, accounts and note receivable. The Company deposits cash with financial institutions it believes to be creditworthy. Cash balances at these financial institutions may exceed the federally guaranteed amount.

The Company’s accounts receivable are primarily derived from input tax credits receivable and trade receivables for mineral sales. The Company maintains an allowance for doubtful accounts receivable in those cases for which the expected collectability of accounts receivable is in question.

Note receivable due from Andover Ventures Inc. relates to the sale of shares from Chief Consolidated Mining Company (Note 6). As the expected collectability of the note is in question the Company has recorded a valuation allowance against the note with the fair value determined to be the value of the underlying security.

	c)	Liquidity Risk

Liquidity risk is the risk that the company will not be able to meet its financial obligations as they fall due. The Company manages liquidity by managing adequate cash balances and by raising equity or debt financing. The Company has no assurance that such financing will be available on favourable terms. The Company believes it is subject to liquidity risk through its working capital. In general, the Company attempts to avoid exposure to liquidity risk by obtaining corporate financing through the issuance of common shares.

	d)	Price Risk

The Company is subject to price risk from fluctuations in the market price of gold and silver, which in turn is affected by numerous factors including central bank policies, producer hedging activities, the value of the US dollar relative to other major currencies, global demand and supply and global political and economic conditions. The carrying value of the Company’s mine infrastructure and exploration costs could be adversely affected by any reductions in the long term prices of silver and gold.

5.	Management of Capital

The Company’s objectives of capital management are intended to safeguard the Company’s normal operating requirements on an ongoing basis and the continued development and exploration of its mineral properties. The capital of the Company consists of the items included in the consolidated shareholders’ equity and long term debt.

In order to maintain or adjust its capital structure the Company may issue new shares or debt. The Company is not subject to any externally imposed capital requirements.

GENCO RESOURCES LTD.
Notes to the Interim Consolidated Financial Statements
September 30, 2010
(Expressed in Canadian dollars - unaudited)

6.	Note Receivable

On May 26, 2008, the Company reached an agreement with Andover Ventures Inc. (“Andover”) to sell its interest in Chief Consolidated Mining Company (“Chief”) for US$4,878,002, 1,500,000 Andover shares and additional consideration over a period of time.

On November 28, 2008, Chief completed a private placement which diluted the Company’s interest in Chief from 64.7% to 38.8%. Upon dilution of its interest, the Company lost control of Chief and has accounted for its interest in Chief as an investment without significant influence at fair value. Accordingly, the Company realized an impairment of $2,638,695 on its interest in Chief during the 2008 year.

On December 4, 2008, the Company initiated legal action against Andover relating to Andover’s failure to fulfill its obligations under the purchase agreement.

On March 24, 2009, a settlement was reached with Andover. Under the terms of the settlement, Andover agreed to terminate all previous agreements and purchase the Chief shares in exchange for $2,857,500 in cash and Andover shares received prior to the settlement and a $5,000,000 note receivable, payable within 18 months. The note is interest bearing at a rate of US prime plus 2%, subject to a minimum rate of 4% per year, with interest payable quarterly and secured against the Chief shares.

The total gain on the sale of the Chief shares was $5,431,820 and will be recognized on the same basis as the note receivable is expected to be collected. During the year ended December 31, 2009 the Company recognized a gain of $1,579,520 in the statement of loss and comprehensive loss with the remaining $1,418,501 to be deferred to future periods. Also, during the year ended December 31, 2009 the Company recognized an impairment of $2,433,799 on the note which resulted in a reduction of the total gain.

During the three months ended September 30, 2010 the Company received a $1,300,000 payment from Andover and amended the existing agreement by which the Company agreed to sell Andover shares of common stock of Chief. Of the $1,300,000 received, $1,078,097 was recorded as a recovery of the previously impaired amount while a further $221,903 was deferred and will be recognized on the same basis as the note receivable is expected to be collected

Under the terms of the original agreement, as described above, Andover was required to pay $5,000,000 on or before September 30, 2010 plus quarterly interest calculated at the US Prime Rate plus 2% (subject to a minimum rate of 4% per year). Under the terms of the new agreement, Andover paid $1,300,000 and agreed to pay a further $700,000 plus quarterly interest on or before October 31, 2010 and $2,000,000 plus quarterly interest on or before September 24, 2011.

7.	Inventory

	September 30	December 31
	2010	2009
	$	$

Concentrate	839,542	—
Parts and supplies	319,864	231,207
	1,159,406	231,207

GENCO RESOURCES LTD.
Notes to the Interim Consolidated Financial Statements
September 30, 2010
(Expressed in Canadian dollars - unaudited)

8.	Mineral Property Interests

	September 30	December 31
	2010	2009
	$	$

Oest Property	28,493	28,493
Transvaal Property	20,000	20,000
	48,493	48,493

Oest Property - Lyon County, Nevada, USA
The Company owns eight patented and six unpatented claims in the Devil’s Gate - Chinatown Mining District. The Company did not expend any funds on exploration during the nine months ended September 30, 2010 (December 31, 2009 - $904).

Transvaal Property - Kamloops Mining Division, BC, Canada
The Company owns nine mineral claims in the Highland Valley subject to a 1.5% net smelter returns royalty. The Company did not expend any funds on exploration during the nine months ended September 30, 2010 (December 31, 2009 – $Nil).

9.	Property, Plant, and Equipment

	September 30, 2010
		Accumulated
	Cost	Amortization	Net
	$	$	$

Automotive	386,667	370,842	15,825
Buildings	1,198,588	347,597	850,991
Computer equipment	375,528	251,290	124,238
Furniture and fixtures	128,353	64,843	63,510
Leasehold improvements	140,238	98,643	41,595
Mine equipment	4,218,391	1,785,795	2,432,596
Mine infrastructure	12,982,466	2,349,354	10,633,112
	19,430,231	5,268,364	14,161,867
Work in progress Exploration	18,621,861	—	18,621,861

	38,052,092	5,268,364	32,783,728

GENCO RESOURCES LTD.
Notes to the Interim Consolidated Financial Statements
September 30, 2010
(Expressed in Canadian dollars - unaudited)

9.	Property, Plant, and Equipment (Continued)

	December 31, 2009
		Accumulated
	Cost	Amortization	Net
	$	$	$

Automotive	452,482	338,758	113,724
Buildings	1,176,872	311,870	865,002
Computer equipment	302,188	174,667	127,521
Furniture and fixtures	128,353	57,804	70,549
Leasehold improvements	140,238	84,245	55,993
Mine equipment	4,131,767	1,497,944	2,633,823
Mine infrastructure	12,982,466	2,381,278	10,601,188
	19,314,366	4,846,566	14,467,800
Work in progress Exploration	18,621,861	—	18,621,861

	37,936,227	4,846,566	33,089,661

During the year ended December 31, 2009 the Company sold a ball mill for $1,792,546 (US$1,500,000) with a cost of $1,676,565. The Company recorded amortization of $473,710 (December 31, 2009 - $577,770) of which $194,584 was included in mine overhead, $210,723 was included in cost of sales and $68,403 was included in administrative on the statement of loss and comprehensive loss for the nine months ended September 30, 2010.

During 2009, the Company recorded an asset impairment of $5,391,848 on its mine infrastructure costs at its La Guitarra mine. After completing a review of the discounted value of future cash flows it was determined that the carrying value of its mine infrastructure costs at its La Guitarra mine were not likely to be fully recoverable. Previous reviews of the discounted value of future cash flows assumed the Company would enter a development period and complete a mine expansion. However, due to delays the Company has removed this assumption from its discounted value of future cash flows model and has only used anticipated cash flows from existing operations. The difference between the carrying value of the Company’s mine infrastructure costs and its revised discounted future cash flow model has been recognized as an impairment.

10.	Long Term Debt

Pursuant to the acquisition of La Guitarra, the Company agreed to pay US$4,000,000 of the purchase price as a promissory note. The debt bears no interest, is unsecured, and is repayable by instalments of US$500,000 on each of the first through eighth anniversaries of the closing date. The outstanding instalment due in August 2011 is US$500,000 and is recorded as a current liability.

The debt has been discounted for financial reporting purposes to its fair value. The rate used to discount the debt to its fair value was 5% which was based on the cost of borrowing of similar companies for the same purpose. The Company recognized an accretion of $46,555 during the nine month period ended September 30, 2010 (September 30, 2009 – $77,765).

GENCO RESOURCES LTD.
Notes to the Interim Consolidated Financial Statements
September 30, 2010
(Expressed in Canadian dollars - unaudited)

10.	Long Term Debt (Continued)

	September 30	December 31
	2010	2009
	$	$

La Guitarra acquisition promissory note	494,291	1,033,873
Less: current portion	494,291	516,937
	—	516,936

11.	Asset Retirement Obligation

	September 30	December 31
	2010	2009
	$	$

Balance, beginning	105,740	225,327
Accretion expense for the period	7,042	24,052
Change in estimate	2,586	(143,639)
Balance, ending	115,368	105,740

The Company’s estimates of the costs of reclaiming its properties are based on current legal and regulatory requirements. At September 30, 2010, the Company’s undiscounted future asset retirement obligation estimate was $1,353,638 (December 31, 2009 – $1,321,856). The provision is the discounted value of the estimated future reclamation and property closure costs based on the Company’s individual property closure plans. The Company anticipates settling these obligations within the next 16 years. The present value of the provision has been calculated using a weighted average credit adjusted risk-free discount rate of 11.52% and an inflation factor of 3.50% .

12.	Share Capital

Authorized:	Unlimited number of common shares without par value.

			Contributed
	Number of	Share Capital	Surplus
Issued and outstanding:	Common Shares	$	$

Balance, December 31, 2008	42,123,381	45,326,828	8,984,176
Private placements	27,942,523	4,121,487	2,756,629
Shares issued to settle debt and liabilities	5,657,722	2,284,142	—
Exercise of warrants	1,293,000	540,797	(88,247)
Stock-based compensation	—	—	196,703

Balance, December 31, 2009	77,016,626	52,273,254	11,849,261
Private placements	13,261,000	3,539,827	727,434
Shares issued to settle liabilities	2,547,194	695,206	—
Stock-based compensation	—	—	361,996

Balance, September 30, 2010	92,824,820	56,508,287	12,938,691

GENCO RESOURCES LTD.
Notes to the Interim Consolidated Financial Statements
September 30, 2010
(Expressed in Canadian dollars - unaudited)

12.	Share Capital (Continued)

During May 2009, the Company completed a 20,799,668 unit private placement at a price of $0.24 per unit for gross proceeds of $4,991,920. Each unit consisted of one common share and one warrant to purchase one common share for $0.35 for a period of three years. The agent was paid a fee of $239,034 and issued 622,494 broker’s warrants. Each broker warrant is exercisable to purchase one share at $0.35 for a period of three years.

The fair value of the common share purchase warrants was determined using the Black-Scholes pricing model using the following assumptions: a risk free rate of 1.41%, volatility of 131%, an expected life of 1.5 years and with no dividends being paid. The fair value attributable to the common shares and warrants was $3,325,760 and $1,666,160 respectively. The fair value attributed to the broker’s warrants was $74,675.

During October 2009, the Company completed a 7,142,855 unit private placement at a price of $0.35 per unit for gross proceeds of $2,499,999. Each unit consisted of one common share and one warrant to purchase one common share for $0.45 for a period of two years. The agent was paid a fee of $150,000 and issued 428,581 broker’s warrants. Each broker warrant is exercisable to purchase one share at $0.45 for a period of two years.

The fair value of the common share purchase warrants was determined using the Black-Scholes pricing model using the following assumptions: a risk free rate of 0.52%, volatility of 156%, an expected life of 1 year and with no dividends being paid. The fair value attributable to the common shares and warrants was $1,594,871 and $905,128 respectively. The fair value attributed to the broker’s warrants was $110,667.

During the year ended December 31, 2009, the Company issued 1,747,045 common shares in connection with its La Guitarra property payment at a fair value of $0.31 per share for a total of $546,000 and issued 2,408,473 common shares with a fair value of $0.41 per share for a total of $987,473 to a vendor to settle balances owing. The Company also issued 1,502,204 common shares for a total of $758,107 to directors and officers for bonuses earned in 2008.

During February and March 2010, the Company completed a private placement of 13,261,000 units at a price of $0.36 per unit for gross proceeds of $4,773,960. Of the total number of units issued, 9,110,710 units consisted of one common share and a one-half transferable warrant and 4,150,290 units consisted of one common share and a one-quarter transferable warrant to purchase a further share for $0.45 for a period of two years. The agent was paid a fee of $381,917 and issued 400,000 broker’s warrants. Each broker warrant is exercisable to purchase one share at $0.45 for a period of two years. Other share issuance costs for the private placement were $75,268.

The fair value of the common share purchase warrants was determined using the Black-Scholes pricing model using the following assumptions: a risk free rate of 0.59%, volatility of 117%, an expected life of 1 year and with no dividends being paid. The fair value attributable to the common shares and warrants was $4,096,040 and $677,920 respectively. The fair value attributed to the broker’s warrants was $49,514.

During the period ended September 30, 2010 the Company issued 539,600 common shares for a total of $178,121 to a former director for bonuses earned and issued 2,007,594 common shares for a total of $517,138 to Goldcorp Inc. in satisfaction of a US$500,000 instalment payment on the promissory note related to the acquisition of La Guitarra (Note 10). The Company has also recorded $39,505 in liabilities to be settled with shares which relates to a bonus to an officer which will be settled in common shares.

GENCO RESOURCES LTD.
Notes to the Interim Consolidated Financial Statements
September 30, 2010
(Expressed in Canadian dollars - unaudited)

12.	Share Capital (Continued)

	a)	Options

The Company has established a share purchase option plan whereby the Company's directors may from time to time grant options to employees and non-employees. The maximum term of any option may be ten years, but generally options are granted for five years or less. Stock based compensation expense is determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company's share price ranging from 49% to 122%, an annual risk free interest rate ranging from 0.59% to 4.25% and vesting over various periods from immediately to 5 years. As of September 30, 2010 the weighted remaining contractual life of the options outstanding were 3.79 years (December 31, 2009 – 3.44 years) and 3,227,507 (December 31, 2009 – 2,660,332) stock options were exercisable.

A summary of the Company's options at September 30, 2010 are presented as follows:

		Weighted Average
		Exercise Price
	Number of	Per Share
	Common Shares	$

Balance, December 31, 2008	3,452,449	2.60
Granted	1,300,000	0.56
Expired or cancelled	(1,594,867)	2.98

Balance, December 31, 2009	3,157,582	1.56
Granted	2,917,000	0.35
Expired or cancelled	(590,500)	1.22

Balance, September 30, 2010	5,484,082	0.95

b)	Warrants

A summary of the Company's warrants at September 30, 2010 are presented as follows:

		Weighted Average
		Exercise Price
	Number of	Per Share
	Common Shares	$

Balance, December 31, 2008	3,733,333	5.25
Issued	28,993,578	0.38
Exercised	(1,293,000)	0.35
Expired	(3,733,333)	5.25

Balance, December 31, 2009	27,700,578	0.38
Issued	5,992,927	0.45

Balance, September 30, 2010	33,693,505	0.39

GENCO RESOURCES LTD.
Notes to the Interim Consolidated Financial Statements
September 30, 2010
(Expressed in Canadian dollars - unaudited)

13.	Changes in Non-Cash Working Capital

	Three Months	Three Months	Nine Months	Nine Months
	September 30	September 30	September 30	September 30
	2010	2009	2010	2009
	$	$	$	$

Accounts receivable	167,879	14,951	242,863	4,462
Taxes receivable	—	(70,111)	—	(105,935)
Inventory	(787,993)	(5,759)	(928,199)	(4,515)
Prepaid expenses and deposits	109,436	234,171	107,664	301,541
Accounts payable	501,303	47,032	(326,986)	(2,975,012)
	(9,375)	220,284	(904,658)	(2,779,459)

14.	Supplementary Cash Flow Information

	Three Months	Three Months	Nine Months	Nine Months
	September 30	September 30	September 30	September 30
	2010	2009	2010	2009
	$	$	$	$

Interest received	42,620	65,445	172,791	135,924
Interest paid	—	—	—	7,231
Shares issued to settle liabilities	517,138	—	695,259	—
Non-cash financing items:
Warrants issued pursuant to equity financing	—	74,675	49,514	74,675

15.	Related Party Transactions

In addition to related party transactions disclosed elsewhere in these financial statements, during the nine month period ended September 30, 2010, the Company paid or accrued a total of $285,500 in consulting fees and bonuses to directors and officers (September 30, 2009 - $164,025). Also, during the nine month period ended September 30, 2010 the Company completed a private placement (Note 12) at a price of $0.36 per unit of which a director subscribed for 5,150,290 common shares and 500,000 warrants.

Included in accounts payable at the period ended September 30, 2010 is $129,400 owing to officers of the Company (December 31, 2009 - $134,709).

The above transactions were in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

16.	Economic Dependence

All sales of concentrate are to Compania Minera Pena de Bernal, S.A. de C.V. Included in accounts receivable as at September 30, 2010 is $Nil (December 31, 2009 - $293,795) owing from Compania Minera Pena de Bernal.

GENCO RESOURCES LTD.
Notes to the Interim Consolidated Financial Statements
September 30, 2010
(Expressed in Canadian dollars - unaudited)

17.	Segmented Information

The Company has one reportable operating segment, being the acquisition and future development of mineral properties. All revenues and cost of sales relate to mineral sales in Mexico.

The Company’s assets by geographic location are as follows:

	September 30	December 31
	2010	2009
	$	$

Canada	4,283,154	3,239,865
Mexico	34,086,872	33,815,133
	38,370,026	37,054,998

18.	Contingencies and Commitments

	a)	Tax Reassessment

During the nine month period ended September 30, 2010 the Company received a tax reassessment from the Mexican tax authorities in the amount of approximately $3,100,000. The assessment is attributable to VAT refunds collected by the Company prior to the rejection of subsequent refunds by the Service of Tax Administration and treats a loan from a third party as income. Although the Company has appealed the reassessment and management believes it is without merit and will ultimately be successful in having it reversed the Company will be required to post a bond or equivalent security with the Service of Tax Administration in the amount of the reassessment.

	b)	Payment Dispute

A payment related lawsuit has been filed against the Company’s Mexican subsidiary relating to work done under contract. The lawsuit seeks approximate damages of $351,080 (US$335,000) including damages of approximately $265,772 (US$253,600) relating to invoices which had been paid prior to the initiation of the lawsuit. Although the Company believes the lawsuit is without merit, it is possible a judgement may be rendered against the Company’s Mexican subsidiary.

	c)	Employee Lawsuit

During the nine month period ended September 30, 2010 the Company received a notice informing them that a former employee had sued the Company’s Mexican subsidiary claiming unpaid salary and expense reimbursements. The Company believes that lawsuit has very little merit but could potentially have a judgement rendered against it for $75,000 with a potential maximum liability of $300,000.

	d)	Commitments

The Company entered into lease arrangements for office premises and office equipment in 2008. The lease commitments remaining under the contracts are:

	2010	2011	2012

Office premises	$23,425	$93,699	$31,233
Office equipment	1,516	—	—
	$24,941	$93,699	$31,233

GENCO RESOURCES LTD.
Notes to the Interim Consolidated Financial Statements
September 30, 2010
(Expressed in Canadian dollars - unaudited)

19.	Subsequent Events

	a)	Acquisition of Silvermex Resources Ltd. (“Silvermex”)

On September 20, 2010 the Company entered into a definitive agreement (the "Agreement") to acquire 100% of the issued and outstanding shares of Silvermex. The transaction will be carried out by way of a plan of arrangement, and is subject to court approval and approval by Silvermex and Genco shareholders, applicable regulatory approvals and the satisfaction of certain other conditions. Prior to the completion of the transaction, the Company will subdivide all of its outstanding common shares on a 1.1-for-one basis. Under the terms of the Agreement, all of the Silvermex common shares issued and outstanding immediately prior to the completion of the transaction will be exchanged into the Company’s common shares on the basis of one Genco common share for one Silvermex common share. Each Silvermex option, which will be governed by the terms of the Company’s share option, will be deemed exercisable for the Company’s common shares. Silvermex warrants will continue in effect on the same terms and conditions and will be exercisable for the Company’s common shares.

	b)	Civil Claims

On October 7, 2010 the Company had two civil claims filed against it by companies claiming amounts owed in exchange for administrative services rendered and funds advanced. The claims total approximately $73,500 which management believes to be without merit.

	c)	Option of Oest Property

On November 1, 2010 the Company and Comstock Mining Inc. (”Comstock”) entered into an exploration license with an option purchase. Under the terms of the agreement the Company granted an exclusive 90 day license to evaluate the Oest property in exchange for $10,000. Comstock may extend this licence for an additional 90 days by paying an additional $35,000. At anytime during the option period Comstock can exercise an option to purchase the Oest property for total consideration of $275,000 and a 2.5% net smelter royalty on any future production.

	d)	Warrants Exercised

Subsequent to the nine month period ended September 30, 2010, 2,925,054 warrants were exercised for total proceeds of $1,217,626. The warrants had exercise prices ranging from $0.35 to $0.45.

	e)	Payment Received

Subsequent to the nine month period ended September 30, 2010 the Company received a $700,000 note receivable payment from Andover (Note 6).